UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-26347

(Check One):[X] Form 10-K [_] Form 20-F[_] Form 11-K [  ] Form 10-Q [  ] Form 10-D

[_] Form N-SAR [_] Form N-CSR

For Period Ended:  September 30, 2011

[_]Transition Report on Form 10-K

[_]Transition Report on Form 20-F

[_]Transition Report on Form 11-K

[_]Transition Report on Form 10-Q

[_]Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________________________________________

PART I -REGISTRANT INFORMATION

China Grand Resorts, Inc.

Full Name of Registrant

Asia Premium Television Group, Inc.

Former Name if Applicable

RM 905, Reignwood Center No.8 Yong’an Dongli Jianguomen Outer Street, ChaoYang District,

Address of Principal Executive Office (Street and number)

Beijing, P.R. China 100022

City, State and Zip Code

PART II-RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

<           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

<           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-

<           F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or

[X] < before the 15th calendar day following the prescribed due date; or the subject quarterly

<           report or transition report on Form 10-Q or subject distribution report on Form 10-D, or

<           Portion thereof, will be filed on or before the fifth calendar day following the prescribed

<           due date; and

<           (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached

<           if applicable.

PART III-NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to events unforeseen by the Company, it is unable to complete its Annual Report on Form 10-K for the period ended September 30, 2011 without an unreasonable effort and expense.

PART IV-OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

Menghua Liu     +86(0)10               8528-8755

(Name) (Area Code) (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of

1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes     [_] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes     [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Grand Resorts, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2011

CHINA GRAND RESORTS, INC.

By: /s/ Menghua Liu

Name:  Menghua Liu,

Title:    Chief Executive Officer